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                                                                    Exhibit 23.6


[FORRESTER LOGO]



February 16, 2000


Carl Gardiner
Merrill Lynch
World Financial Center, North Tower
250 Vesey Street
New York, NY 10281

To Whom It May Concern:

Pursuant to the contract between Merrill Lynch and Forrester Research, Inc. ("Forrester") Forrester consents to the inclusion of our name and to the references to the language set forth below in a prospectus to be filed on behalf of Merrill Lynch's client (together with the preliminary prospectus and the final prospectus to be circulated among prospective investors).

Forrester hereby consent to the following:

"Forrester Research forecasts that business-to-business Internet commerce in the U.S. will increase from an estimated $406.2 billion in 2000 to $2.7 trillion in 2004."

"Forrester Research forecasts that 7.1 million European business professionals and trendy young adults will own WAP smartphones by the end of 2000 and that there will be 40 million Europeans generally using WAP phones by the end of 2001."

Forrester does not consent to be an expert under the Securities Act of 1933 or as having prepared or certified any part of the Registration Statement. Further, Forrester specifically does not consent to Merrill Lynch or its client filing this letter in connection with the filing of the prospectus.

Please feel free to call me at 617/613-6011 if your have any questions.

Very truly yours,

/s/Michael R. Shirer
----------------------
Michael R. Shirer
Public Relations Manager